

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2022

Timothy Lu, M.D., Ph.D
Chief Executive Officer
Senti Biosciences, Inc.
2 Corporate Drive, First Floor
South San Francisco, CA 94080

> **Re: Senti Biosciences, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 28, 2022**
> **File No. 333-265873**

Dear Dr. Lu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed June 28, 2022

Cover Page

1. For each of the common stock shares being registered for resale, disclose the price that the selling securityholders paid for such shares.

2. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that many of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

Prospectus Summary
Overview, page 6

3.   In light of the significant number of redemptions and LifeForce Capital not funding the
       $16.2 million pursuant to a certain subscription agreement entered into concurrently with
       the execution of the Business Combination Agreement in December 2021, expand your
       discussion of capital resources to address any changes in the company's liquidity position
       since the business combination. If the company is likely to have to seek additional capital,
       discuss the effect of this offering on the company's ability to raise additional capital.

4.   Please expand your discussion here to reflect the fact that this offering involves the
       potential sale of a substantial portion of shares for resale and discuss how such sales could
       impact the market price of the company's common stock.

Risk Factors, page 11

5.   Include an additional risk factor highlighting the negative pressure potential sales of
       shares pursuant to this registration statement could have on the public trading price of the
       common stock. To illustrate this risk, disclose the purchase price of the securities being
       registered for resale and the percentage that these shares currently represent of the total
       number of shares outstanding. Also disclose that even though the current trading price is
       significantly below the SPAC IPO price, the private investors have an incentive to sell
       because they will still profit on sales because of the lower price that they purchased their
       shares than the public investors.

General

6.   Revise your prospectus to disclose the price that each selling securityholder paid for the
       shares being registered for resale. Highlight any differences in the current trading price,
       the prices that the sponsor, private placement investors, PIPE investors, and any other
       selling securityholders acquired their shares, and the price that the public securityholders
       acquired their shares. Disclose that while the sponsor, private placement investors, PIPE
       investors, and any other selling securityholders may experience a positive rate of return
       based on the current trading price, the public securityholders may not experience a similar
       rate of return on the securities they purchased due to differences in the purchase prices and
       the current trading price. Please also disclose the potential profit the selling
       securityholders will earn based on the current trading price. Lastly, please include
       appropriate risk factor disclosure.

       We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration

Timothy Lu, M.D., Ph.D
Senti Biosciences, Inc.
July 11, 2022
Page 3

statement.

      Please contact Dillon Hagius at 202-551-7967 or Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Maggie Wong